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                               May 21, 2024

       Devin Nunes
       Chief Executive Officer
       Trump Media & Technology Group Corp.
       401 N. Cattlemen Rd., Ste. 200
       Sarasota, Florida 34232

                                                        Re: Trump Media &
Technology Group Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2024
                                                            File No. 333-278678

       Dear Devin Nunes:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover page

   1. Please disclose that the shares issued as compensation were issued without the payment of any additional
consideration or advise.
       Risk Factors
       If TMTG fails to maintain an effective system of disclosure controls..., page 35

   2. We note your statement that you may not be able to timely file reports required by the
                                                        Exchange Act. We also
note that you did not timely file Forms 10-Q for the quarters ended March 31, June
30, or September 30, 2023. Update and revise your risk factor to state that you did not
timely file reports and that you may not be able to file timely in the future.
 Devin Nunes
FirstName  LastNameDevin
Trump Media   & TechnologyNunes
                           Group Corp.
Comapany
May        NameTrump Media & Technology Group Corp.
     21, 2024
May 21,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
74

3. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that your two largest selling stockholders, beneficial owners of over
         70% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
4. Please tell us why you are registering the shares held by ARC and the Locked-up Shares at this time when they are subject to lock-up restrictions during the Lock-up Period.
Plan of Distribution, page 146

5. We note your disclosure on page 147 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
General

6. We note you are attempting to register the issuance of shares underlying securities that were originally issued in private transactions. Since the issuances of common stock are derivative of securities that were offered and sold in private transactions, it is not appropriate to register the issuances of common stock. If these securities remain a part of this registration statement, you should revise to register the resale of the common stock. For guidance, refer to Securities Act Sections Compliance and Disclosure
         Interpretation 139.09.
7. On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner
         Benjamin F. Borgers CPA (individually and together "BF Borgers") (https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf). The
Order denies BF
         Borgers the privilege of appearing or practicing before the Commission as an accountant.
         As a result, BF Borgers may not participate in or perform the audit or review of financial information included in Commission filings, issue audit reports included in Commission filings, provide consents with respect to audit reports, or otherwise appear or practice before the Commission. Any issuer with a pending registration statement that contains or incorporates by reference financial information audited or reviewed by BF Borgers would need to file a pre-effective amendment to include financial information audited or reviewed, as applicable, by a qualified, independent accountant that is permitted to appear or practice before the Commission.
 Devin Nunes
Trump Media & Technology Group Corp.
May 21, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameDevin Nunes
                                                  Division of Corporation
Finance
Comapany NameTrump Media & Technology Group Corp.
                                                  Office of Technology
May 21, 2024 Page 3
cc:       Jon Talcott
FirstName LastName